UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
5 Paragon Drive
Montvale, NJ 07645

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

4.
In lieu of requirements of Items 1-3, the Balchem Corporation 401(k) Plan (“the Plan”) is subject to the requirements of the Employee Retirement Insurance Security Act of 1974, as amended (“ERISA”). Attached hereto are the financial statements of the Balchem Corporation 401(k) Plan for the fiscal year ended December 31, 2025, prepared in accordance with the financial reporting requirements of ERISA.

EXHIBITS

1.	Financial Statements of the Balchem Corporation 401(k) Plan for the fiscal year ended December 31, 2025, prepared in accordance with the financial reporting requirements of ERISA.
23.1	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1	Financial Statements of the Balchem Corporation 401(k) Plan for the fiscal year ended December 31, 2025, prepared in accordance with the financial reporting requirements of ERISA.
23.1	Consent of BDO USA, P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 18, 2026	BALCHEM CORPORATION
401(k) PLAN

By: Balchem Corporation,
Plan Administrator

By: /s/ Theodore L. Harris
Theodore L. Harris, Chairman, President and Chief Executive Officer

By: /s/ Martin Bengtsson
Martin Bengtsson, Executive Vice President and Chief Financial Officer

BALCHEM CORPORATION
401(k) PLAN

Financial Statements
and Supplemental Schedules

December 31, 2025 and 2024

(With Reports of Independent Registered Public Accounting Firms)

BALCHEM CORPORATION
401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Balchem Corporation 401(k) Plan
Middletown, New York

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Balchem Corporation 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
 /s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2025.
New York, New York
June 18, 2026

BALCHEM CORPORATION
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets:
Investments at fair value (Note 3)	$125,111,424	$119,174,938
Investments at contract value (Note 4)	21,021,495	20,760,598
Receivables:
Employer contribution	140,082	131,922
Notes receivable from participants	1,765,150	1,706,222
Net assets available for benefits	$148,038,151	$141,773,680

See Notes to Financial Statements

BALCHEM CORPORATION
401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

2025
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,318,252
Interest, dividend, and other investment income	5,537,466
Total	10,855,718

Interest income - notes receivable from participants	158,454

Contributions:
Participant contributions	6,644,490
Rollover contributions	596,690
Employer contributions	4,798,629
Total	12,039,809

Total additions	23,053,981

Deductions from net assets attributed to:
Benefits paid to participants	(16,637,614)
Fees, net	(151,896)
Total	(16,789,510)

Total deductions	(16,789,510)

Net increase in net assets available for benefits	6,264,471

Net Assets available at beginning of the year	141,773,680
Net Assets available at end of year	$148,038,151

See Notes to Financial Statements

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024

NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the Balchem Corporation 401(k) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is principally a participant directed, defined contribution plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Empower Annuity Insurance Company ("Empower") is the Plan's administrative services provider and record keeper.
The 401(k) and Safe Harbor Matching portion of the Plan covers all active U.S. employees of Balchem Corporation (the “Company”, or "Employer") who have completed two months of service, as defined, and are 18 years of age or older, except those who are currently covered by a collective bargaining agreement. Employees are automatically enrolled in the Plan on the first day of the month after they become eligible to participate and can elect to opt-out at any time.
The Company's non-elective profit sharing contribution portion of the Plan covers all active U.S. employees who have completed 1,000 hours of service, as defined, are 18 years of age or older, and are active employees of the Company at December 31.
On December 29, 2022, the SECURE Act 2.0 was signed into law. The SECURE Act 2.0 was built on the Setting Every Community Up for Retirement Enhancement Act of 2019 ("SECURE Act 1.0"), both of which focus on expanding retirement plan coverage, participation, and savings. Since the SECURE Act 2.0 includes both new required and optional retirement provisions, with varying effective dates through 2027, the Plan administrator will determine the optional provisions to elect and amend the Plan document accordingly. Under SECURE Act 2.0, the Plan allows eligible long-term part-time employees to participate in the Plan and can elect to opt-out at any time.
Administrative Expenses
The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation common stock.
Contributions
Participants are allowed to contribute annually, in pre-tax or after tax dollars, a percentage of compensation as defined by the Plan, up to the maximum of the lesser of 75% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (“IRC”) ($23,500 in 2025 and $23,000 in 2024). Participants 50 years and older may opt to contribute additional catch-up contributions up to $7,500 for the years ended December 31, 2025 and 2024, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For the year ended December 31, 2025, $596,690 of rollover contributions were included in participant contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. To maintain “safe harbor” status, the employer will make a safe harbor matching contribution equal to 100% of the elective deferrals that do not exceed 6% of compensation. The safe harbor matching contribution is 100% vested. Employer safe harbor matching contributions are made in cash, which is then used to purchase Balchem Corporation common stock. Non-elective employer profit sharing contributions are subject to the vesting schedules described below. The employer contribution receivables were $140,082 and $131,922 as of December 31, 2025 and 2024, respectively, which were true ups of the Company's safe harbor matching contribution.
Effective January 1, 2025, under the SECURE Act 2.0, participants ages 60 to 63 by December 31 will be eligible for the increased catch-up contributions in the Plan and can save the greater of $10,000 or 150% of the regular standard age 50+ catch-up limit. For 2025, the higher catch-up contribution limit for those ages 60 to 63 is $11,250.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are 100% vested in their contributions (including rollovers) and employer safe harbor contributions, plus actual earnings or losses thereon. Vesting in the non-elective employer profit sharing contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. The vesting timeline is as follows:

Years of Vesting Service	Vesting Percentage

Less than One Year	0%
One Year but less than Two Years	20%
Two Years but less than Three Years	40%
Over Three Years	100%

For employees hired as part of certain acquisitions, their prior credited service is used in determining the vested portion of such matching contributions. There was no non-elective profit sharing contribution for the year ended December 31, 2025. Participants become fully vested in the event of death and disability, as defined by the Plan.
Investment Options
Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Empower and a maximum of 10% of a participant’s contribution to Balchem Corporation Common Stock Fund. Employer matching contributions are made in cash which is then used to purchase Balchem Corporation common stock. Participants are able to transfer funds out of the Company stock fund to other investments offered by the Plan at any time. Non-elective employer profit sharing contributions are made from the Company’s cash reserves.
Notes Receivable from Participants
Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or between five and ten years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 4.50% to 10.50% at December 31, 2025 and 2024. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded at December 31, 2025 or 2024. In the event of default, such loans are reportable to Plan participants as taxable income but remain outstanding and continue to accrue interest until repaid by the Plan participant or the participant becomes eligible to receive a distribution under the terms of the Plan.
Payment of Benefits
On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse. Immediate lump sum distributions occur when a vested account balance is $1,000 or less. When a vested account balance is between $1,000 and $5,000, it is automatically rolled into an individual retirement account ("IRA"). Participants may also withdraw an amount at age 59 1/2 if certain criteria are met.
The Plan has adopted provisions of the SECURE Act 2.0, which, among other changes, increased the age at which participants are required to begin taking required minimum distributions from 72 to 73 (and to age 75 for certain participants beginning in 2033), reduced excise tax penalties for missed distributions, and eliminated required minimum distributions from designated Roth accounts for plan years beginning after December 31, 2023.

Income (Loss) Allocations
Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account, less any loans issued or other deductions during the period.
Forfeited Accounts
Forfeited balances of terminated participants’ non-vested accounts may be used to reduce the Company safe harbor matching contributions, to reduce non-elective profit sharing contributions, or to pay the Plan expenses. Forfeited non-vested accounts at December 31, 2025 and 2024 totaled $7,442 and $60,391, respectively. During the year ended December 31, 2025, forfeitures of $58,081 were used for employer contributions and $771 were used to pay the Plan expenses.

Risks and Uncertainties

The assets of the Plan at December 31, 2025 and 2024 are primarily financial instruments that are monetary in nature. The Plan invests in funds managed by third-parties, Balchem Corporation common stock, and an investment contract. These investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation common stock, the results of operations and other risks specific to Balchem Corporation. Due to the level of risk associated with certain investment changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Guaranteed Income Fund ("GIF") is stated at contract value. Common stock and Registered Investment Companies are valued based upon quoted market prices.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Contributions
Participant contributions and any related employer matching contributions are recognized in the period during which the employer makes the respective payroll deduction from the participant's compensation.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Investment-related expenses are included within net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. Administrative expenses and record keeping fees for the Plan are included within "Fees, net" on the Statement of Changes in Net Assets Available for Benefits. In addition, fees related to the administration of participant loans are charged directly to the participant's account and are also included within "Fees, net" on the Statement of Changes in Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair Value Measurements
The Plan accounts for its investments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Market data or assumptions about risk and the risks inherent in the inputs are used in the valuation technique. These inputs can be readily observable, market corroborated or generally observable. Primarily the market approach for recurring fair value measurements is applied and also endeavors to utilize the best available information. Accordingly, the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs are utilized. Fair value balances have been classified based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

•Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Stock Market LLC and is classified as a Level 1 investment.

•Registered Investment Companies: Valued at the quoted closing market price and are classified as Level 1 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes in the methodologies used at December 31, 2025 and 2024.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024:

	Assets at Fair Value as of December 31, 2025
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock of Balchem Corporation	$36,922,435	$—	$—	$36,922,435
Registered Investment Companies	88,188,989	—	—	88,188,989
Total Investments	$125,111,424	$—	$—	$125,111,424

	Assets at Fair Value as of December 31, 2024
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock of Balchem Corporation	$38,437,832	$—	$—	$38,437,832
Registered Investment Companies	80,737,106	—	—	80,737,106
Total Investments	$119,174,938	$—	$—	$119,174,938

NOTE 4 - INVESTMENT CONTRACT

The GIF is recorded at contract value and invests in a broadly diversified, fixed-income portfolio that is primarily invested in public bonds, commercial mortgages, and private placement bonds. The GIF provides a specified rate of return for a specified period of time. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. There are no events that limit the ability of the Plan to transact at contract value with Empower. The GIF does not have a maturity date and there are no instances that allow Empower to terminate the agreement (contract). The contract value of GIF was $21,021,495 and $20,760,598 as of December 31, 2025 and 2024, respectively.

NOTE 5 - PARTIES-IN-INTEREST
As of December 31, 2025 and 2024, the Plan held 240,757 and 235,822 shares of Balchem Corporation common stock, respectively, with a market value of $36,922,435 and $38,437,832 at December 31, 2025 and 2024, respectively. Certain Plan investments are shares of various funds managed by Empower. Empower is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions, which are exempt from prohibited transaction rules. Notes Receivable from Participants are also considered to be party-in-interest transactions, which are exempt from prohibited transaction rules.

NOTE 6 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - INCOME TAX STATUS
The Plan has received a favorable determination letter dated September 16, 2022 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the IRC and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the

IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan accounts for uncertainty in income taxes utilizing ASC 740-10. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no IRS examinations for any tax periods in progress.

The Plan was informed that the Department of Labor is conducting an inquiry beginning with Plan year ended December 31, 2019. The investigation is in progress.

NOTE 8 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 18, 2026, the date the financial statements were available to be issued, and has determined that, except for the adoption stated below, no significant events occurred after December 31, 2025, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Effective January 1, 2026, the Plan adopted the SECURE Act 2.0, which requires that catch-up contributions made by certain eligible participants whose prior-year wages exceed specified thresholds be designated as Roth (after-tax) contributions for plan years beginning after December 31, 2025.

EIN: 13-2578432
Plan number: 005
BALCHEM CORPORATION
401(k) PLAN
Supplemental Information
December 31, 2025

Schedule H, Line 4(i) - Schedule of Assets
Held at End of Year

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost (2)	(e) Current value
(1)	Empower Annuity Insurance Company	Guaranteed Income Fund		$21,021,495
(1)	Balchem Corporation	Balchem Corporation Common Stock		36,922,435
	Fidelity Investments	Fidelity Total Market Index Fund		17,844,258
	American Century Investments	American Century Growth Fund R6 Class		9,416,577
	Victory Capital	Victory Pioneer Bond Fund R6		9,024,342
	American Funds	American Funds American Balanced Fund Class R-6		8,515,861
	Columbia Threadneedle	Columbia Dividend Income Fund Institutional 3 Class		8,237,633
	Fidelity Investments	Fidelity U.S. Bond Index Fund		7,332,940
	American Funds	American Funds EUPAC Fund Class R-6		7,044,565
	Fidelity Investments	Fidelity Total International Index Fund		6,329,114
	Fidelity Investments	Fidelity Small Cap Index Fund		6,164,417
	Fidelity Investments	Fidelity Mid Cap Index Fund		4,613,730
	Carillon Family of Funds	Carillon Eagle Mid Cap Growth Fund Class R6		3,665,552
(1)	Participant Loans	Interest rates range from 4.50% to 10.50%	—	1,765,150
		Total		$147,898,069

(1) Parties-in-interest
(2) All investments held are participant directed.